SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of October, 2025

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Settlement of Eletronorte Debentures – 8th Issuance Rio de Janeiro, October 09, 2025, Centrais Elétricas Brasileiras S/A – Eletrobras, in addition to the Market Announcement disclosed on September 26, 2025, informs that, on this date, the public offering related to the 8th issuance of simple debentures, non-convertible into shares, unsecured with additional surety guarantee, in a single series, in the total amount of R$ 700 million, by its subsidiary Centrais Elétricas do Norte do Brasil S.A. – Eletronorte, was settled. These debentures benefit from the tax incentive set forth in Law No. 12,431/2011 The Eletronorte debentures were issued under the Eco Invest Brasil Program, established by Law No. 14,995/2024, and distributed through a public offering with automatic registration in accordance with CVM Resolution No. 160, dated July 13, 2022. The offering was targeted at professional investors, as defined in Articles 11 and 13 of CVM Resolution No. 30, dated May 11, 2021. As part of the offering, Eletrobras undertook the role of guarantor and primary obligor, expressly waiving certain benefits of order, rights, and exemptions, being fully and promptly responsible for all principal and accessory obligations of Eletronorte. The table below provides a summary of the final conditions obtained and the allocation of the Eletronorte Debentures: Issuer Eletronorte Guarantee Surety by Eletrobras Total Issuance Amount R$ 700 million Issuance Type Tax-incentivized – Law 12,431/2011 Interests Payments Semiannual, with no grace period Amortization Annual payments, at the end of the 8th, 9th and 10th year, with the first payment due on September 15, 2033, the second on September 15, 2034 and the final payment due on the maturity date, September 15, 2035 Series Single series Final term 10 years Remuneration IPCA + 6.9479% Concomitant with the aforementioned debenture issuance, Eletronorte also executed a swap operation, so that the final consolidated equivalent cost of this issuance, after the mentioned swap operation, will be CDI minus 1.08% per year. Further information regarding the Eletronorte Debenture issuance covered in this Market Announcement is available in the minutes of the Company’s Board of Directors meeting held on September 26, 2025, which are filed at the Company’s headquarters and can be accessed on the CVM website (www.gov.br/cvm and the Company’s website (https://ri.eletrobras.com/). Additionally, the offering documents related to Eletronorte, which approved the issuance of the Eletronorte Debentures, can also be consulted on the CVM website and on Eletronorte’s website (https://www.eletronorte.com.br). Eduardo Haiama Vice President of Finance and Investor Relations

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 9, 2025

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This document may contain estimates and projections that are not statements of past events but reflect our management’s beliefs and expectations and may constitute forward-looking statements under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words “believes”, “may”, “can”, “estimates”, “continues”, “anticipates”, “intends”, “expects”, and similar expressions are intended to identify estimates that necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political, and business conditions in Brazil and abroad; fluctuations in interest rates, inflation, and the value of the Brazilian Real; changes in consumer electricity usage patterns and volumes; competitive conditions; our level of indebtedness; the possibility of receiving payments related to our receivables; changes in rainfall and water levels in reservoirs used to operate our hydroelectric plants; our financing and capital investment plans; existing and future government regulations; and other risks described in our annual report and other documents filed with the CVM and SEC. Estimates and projections refer only to the date they were expressed, and we do not assume any obligation to update any of these estimates or projections due to new information or future events. Future results of the Company’s operations and initiatives may differ from current expectations, and investors should not rely solely on the information contained herein. This material contains calculations that may not reflect precise results due to rounding.